C.R. PALMER FILES LETTER EXPLAINING OPPOSITION

TO ROWAN'S LONG TERM INCENTIVE PLAN

HOUSTON, March 31 /PRNewswire/ -- Rowan Companies, Inc. (NYSE: RDC) has submitted a Long Term Incentive Plan to its stockholders for approval at the annual stockholders' meeting scheduled for April 22, 2005. The proxy statement relating to the annual meeting reflects that C.R. Palmer, a director, former chief executive officer and substantial stockholder of Rowan, opposed the adoption of the new incentive plan as a director and that Palmer intends to vote against the approval of the proposed incentive plan as a stockholder at the annual meeting. On March 28, 2005 Palmer filed a letter with the Securities and Exchange Commission explaining the reasons for his opposition to the plan. This letter is available for inspection on the SEC's website at http://www.sec.gov and on Rowan's website at http://www.rowancompanies.com. Palmer informally requested that Rowan either provide him a stockholders' list or mail his letter to stockholders at his expense. Rowan has declined to mail Palmer's letter to its stockholders. Since Palmer is not soliciting proxies but merely seeking to inform Rowan stockholders where they may review the letter setting forth the reasons for his opposition to the incentive plan, Palmer does not intend to seek a stockholders' list at this time.

Source C.R. Palmer
Contact: Deb Witmer of Kimberly Public Affairs, 1-713-328-5125
for C.R. Palmer
Web site:  http://www.sec.gov
Web site:  http://www.rowancompanies.com